K2 Capital Acquisition Corporation

Suite 716, 10 Market Street

Camana Bay, Grand Cayman KY1 9006

Cayman Islands

December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

RE:	K2 Capital Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-290350) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on December 23, 2025, in which we requested the acceleration of the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) for Monday, December 29, 2025, at 4:30 p.m. Eastern Time (the “Effective Date”), in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the Effective Date.

Very truly yours,

K2 Capital Acquisition Corporation

By:	/s/ Karan Thakur
	Name:	Karan Thakur
	Title:	Chief Executive Officer